March 24, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549 USA

Dear Sirs:

Re: Solanex Management Corp.

We are the former independent auditors for Solanex Management Corp., and effective December 31, 2007 we resigned our appointment as principal accountants. We have read item 4.01 which is disclosed in the Company’s Current Report on Form 8-K, which the Company expects to file with the Securities and Exchange Commission on or around March 24, 2008, and are in agreement with the statements contained therein, insofar only as they relate to our firm. We have no other basis to agree or disagree with other statements of the Company contained therein.

Yours truly,

/s/ Morgan & Company
Chartered Accountants